EXHIBIT 99.8
Société anonyme incorporated in Gabon with a Board of Directors and share capital of $76,500,000
Headquarters: Boulevard Hourq, Port Gentil, BP 525, Gabonese Republic
www.total-gabon.com
Registered in Port-Gentil: 2000 B 00011
PRESS RELEASE
First-Quarter 2008 Financial Results
Port-Gentil — May 14, 2008
Main Financial Indicators at March 31, 2008

			% Q1 08
US$ million	Q1 2007	Q1 2008	vs. Q1 07

Sales	351	398	+13%

Funds generated from operations	128	152	+19%

Capital expenditure	36	110	+206%

Net income	91	111	+22%

Production in thousands of barrels per day

First-Quarter 2008 Results
Selling Price
The selling price of the Mandji and Rabi Light crude oil grades marketed by Total Gabon averaged $89.9 per barrel in the first quarter of 2008, up 68% from $53.6 a year earlier, in line with Brent price trends over the period.
Production
Total Gabon’s equity share of operated and non-operated oil produced1 stood at 60,500 barrels per day during the quarter. The 5% decrease from the 63,400 barrels reported in first-quarter 2007 can be attributed to:
•	Naturally declining output from certain fields, which was not fully offset by new wells.

•	Maintenance turnarounds on Torpille Marine, Grondin Marine and Ile Mandji sectors in January 2008.

•	Production losses caused when Shell Gabon personnel went on strike on March 19. Although operations were gradually resumed from April 2, losses amounted to 143,000 barrels as of March 31, 2008.

[1]	Including the oil tax reverting to the Republic as per the profit sharing contracts.
Sales
First-quarter sales amounted to $398 million, up 13% from $351 million in the first quarter of 2007, as the positive impact of higher selling prices was partly offset by a 31% decline in volumes sold, due to fewer liftings. The sales to production ratio was 92% in the first three months of the year, compared to 123% in the same period of 2007.
Net income
Net income rose 22% to $111 million from $91 million in the first quarter of 2007. This is chiefly due to a growth in sales and oil inventories in the first quarter 2008 compared to the first quarter 2007.
Capital expenditure
Capital expenditure totaled $110 million for the period, mainly for continued Phase 1 redevelopment of the Anguille field and work on the Port-Gentil Océan and Torpille fields.
Funds generated from operations
Funds generated from operations stood at $152 million at March 31, 2008.

First-Quarter 2008 Highlights
Board of Directors Meeting and Recommended Dividend
Chaired by Jean Privey, the Board of Directors met on March 14, 2008 and approved the final accounts for the year ending on December 31, 2007. The Board decided to recommend the distribution of a 2007 dividend of $31 per share at the Annual Shareholders Meeting, scheduled for May 23, 2008.
Operated Activities
Diaba License: 21.5% interest sold to Cie Gabon Diaba Ltd and 2D seismic survey acquisition
On February 26, Total Gabon announced the sale of a 21.25% interest in the Diaba license to Cie Gabon Diaba Ltd, an affiliate of the American company Cobalt International Energy. The transaction was approved by the Gabonese authorities and took effect on January 1, 2008. Under the agreement, Total Gabon, operator, retains a 63.75% interest, along with Cie Gabon Diaba Ltd (21.25%) and the Gabonese Republic (15%).
As part of its work commitments, Total Gabon acquired 2,126 kilometres of 2D seismic between February 25 and March 19, 2008.
Launch of Anguille field redevelopment, with continued drilling and fracturing operations
On February 28, Total Gabon announced the launch of the Anguille field re-development. Phase 1 is under way and consists of drilling around a dozen wells over the period 2007-2008, carrying out hydraulic fracturing to improve well productivity, and increasing the capacity of the associated surface facilities. Three wells were drilled and three hydraulic fracturing operations were carried out in the first three months of the year.
Production is expected to increase from 2008, peaking at over 30,000 barrels per day in 2013-2014. The capital expenditure is an estimated $2 billion, for additional proved and probable reserves of around 150 million barrels.
Other operated activities
Field reservoir models for Baudroie, Hylia, Torpille, Grondin/Gonelle, Torpille (Mandji oil) and Atora (Rabi oil) continued to be upgraded during the quarter.
Non-Operated Activities (Shell Gabon-operated Rabi-Kounga field)
Shell Gabon strike
The strike that shut down Shell Gabon’s facilities on March 20 ended on April 1 after Gabonese President Omar Bongo Ondimba mediated between the National Organization of Oil Workers (ONEP) and Shell Gabon. Operations at Shell Gabon’s facilities resumed gradually from April 2, 2008.
External Financing
On April 9, 2008, Total Gabon signed a $600-million financing agreement with a syndicate of top-ranked international banks. The eight-year agreement is subject to the standard terms and obligations for this type of financing and will enable Total Gabon to fund its multi-year investment program, in particular the Anguille redevelopment project.
Press contacts:
Lisa Wyler + 33 (0) 1 47 44 38 16
Kevin Church + 33 (0) 1 47 44 70 62